Filed pursuant to Rule 424(b)(3)
Registration No. 333-125546

APPLE REIT SEVEN, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 2 DATED APRIL 18, 2006

SUPPLEMENT NO. 3 DATED MAY 16, 2006

Supplement Nos. 2 and 3 to be used with

PROSPECTUS DATED MARCH 3, 2006

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 2 (cumulative, replacing the prior sticker supplement) dated April 18, 2006 reports on our execution of a purchase contract assignment that relates to a hotel in San Diego, California containing 200 rooms and that provides for a gross purchase price of $34,500,000.

Supplement No. 3 dated May 16, 2006 reports on our purchase of two hotels, which are located in Houston, Texas and San Diego, California and which contain a total of 330 rooms, for an aggregate gross purchase price of $48,100,000.

As of March 15, 2006, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of April 25, 2006, we had closed on the sale of 3,757,835 additional units at $11 per unit and from such sale we raised gross proceeds of $41,336,185 and proceeds net of selling commissions and marketing expenses of $37,202,567. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $91,336,185 and proceeds net of selling commissions and marketing expenses of $82,202,567.